JULIA ARYEH Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

December 10, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Inessa Kessman, Robert Littlepage, Charli Wilson and Jeff Kauten

Re: CSLM Holdings, Inc.
Registration Statement on Form S-4
Submitted November 27, 2024
CIK No. : 0002033383

Ladies and Gentlemen:

On behalf of the registrant CSLM Holdings, Inc., a Delaware corporation (the “Registrant”) and our client, CSLM Acquisition Corp., a Cayman Islands company with limited liability (“SPAC” or the “Company”), we are advising the staff of the Division of Corporation Finance of the Commission (the “Staff”) that due to an administrative error at the printer, the initial draft registration statement on form S-4 (the “DRS”) and a subsequent amendment, were filed via EDGAR under the SPAC’s CIK No. 0001875493 instead of the Registrant’s CIK No. 0002033383.

We hereby confirm that the Registrant correctly filed the above-referenced Registration Statement on Form S-4 (the “S-4”) on November 27, 2024, along with our response to the Staff’s comment letter dated November 7, 2024. To facilitate your review, we are attaching the Staff’s previously issued comment letter dated October 3, 2024 in addition to the November 7, 2024 comment letter and our respective responses.

Please let us know if there is anything further we can do to assist in your review, and we sincerely apologize for any inconvenience this may have caused.

Please contact Alexandria Kane at (212) 407-4017 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc:	Alexandria Kane

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